Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8388 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

16th October 2002

02055935

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 OCT 29 AM 10:47

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Disclosure of Interests - Substantial Shareholders

We enclose for your information a notification dated 16th October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Encl

dlw 11/20

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Holding(s) in Company
Released	11:05 16 Oct 2002
Number	5491C

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

On 16th October 2002, the following substantial shareholders' interests in JMH changed as a result of the dilution of interests upon issue of shares by JMH in connection with its scrip dividend scheme:-

(i) Jardine Strategic Holdings Limited ("JSH")

JSH's interest in JMH decreased from 52.09% to 51.997%. JSH's interest is made up as follows:-

JSH Discloseable Interest	No. of shares	%
JSH	212,214,132	33.761
Jardine Securities Limited	100,460,881	15.982
Clare Investment and Trustee Company Limited	13,997,559	2.227
Other non-beneficial interests*	170,355	0.027
Total Holding	**326,842,927**	**51.997**

* *Deemed interest in shares held by certain non-profit-making organisations, the trustees or nominees of which are associate companies of JSH.*

(ii) Jardine Securities Limited ("JSL")

The interest of JSL, a wholly-owned subsidiary of JSH, in JMH decreased from 16.01% to 15.98%.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

16th October 2002

www.jardines.com

END

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JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2953

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

16th October 2002

02 OCT 29 AM 10:47

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Directors' Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Directors' share transactions in JMH. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of transaction	Date of transaction	No. of shares acquired	Price per share
Henry Keswick	Scrip Dividend	16/10/2002	+ 112,568	US$5.77
Simon Keswick	Scrip Dividend	16/10/2002	+ 86,671	US$5.77
E P K Weatherall	Scrip Dividend	16/10/2002	+ 371,587	US$5.77
C G R Leach	Scrip Dividend	16/10/2002	+ 11,219	US$5.77
George Ho	Scrip Dividend	16/10/2002	+ 2,334	US$5.77
Brain Keelan	Scrip Dividend	16/10/2002	+ 501	US$5.77
R C Kwok	Scrip Dividend	16/10/2002	+ 931	US$5.77

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary